

February 18, 2014

<u>Via Email</u>
Mr. Gordon A. Milne
Executive Vice President
The Ryland Group, Inc.
3011 Townsgate Road, Suite 200
Westlake Village, California 91361-3027

      Re: **The Ryland Group, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed February 27, 2013
               Form 10-Q for Fiscal Quarter Ended September 30, 2013
               Filed November 8, 2013
               File No. 1-08029

Dear Mr. Milne:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Terence O'Brien

               Terence O'Brien
               Branch Chief